

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 7, 2008

Via U.S. Mail and Fax
Ms. Amy Bobbitt
Chief Accounting Officer
Comsys IT Partners, Inc.
4400 Post Oak Parkway
Suite 1800
Houston, TX 77027

> Re: **Comsys IT Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 0-27792**

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director